UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 4, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                     Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

Agenda

PEOPLE | RESULTS | GROWTH

8.30am	Introduction and overview – Arthur Hood
	West Africa
	• Côte d'Ivoire – Tim Fry
	• Bonikro – Peter Smith, Roy Kidd
10.30am	***Break***
	• Hiré and Oumé deposits – Peter Smith, Roy Kidd
	• Regional exploration – Roy Kidd
	Mt Rawdon – Peter Smith, Roy Kidd
12.00pm	***Lunch***
1.00pm	Lihir Island
	• Introduction – Noel Foley
	• Geology – Roy Kidd
	• Operations – Noel Foley, Alasdair Noble
	• MOPU – Graham Folland
3.00pm	***Break***
	Finance – Phil Baker
	Summary and outlook – Arthur Hood
4.00pm	***Closing Drinks***

This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control cause actual results to differ materially from those contained in this announcement. looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. grades and operating costs, which may prove to be inaccurate. its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. form and does not purport to be complete. objectives, financial situation or needs of any particular investor. appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. Gold Institute in an effort to provide a level of comparability. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors – (TSX:LGG) NI 43-101 Technical Reports available on SEDAR Cautionary Note to U.S. Investors those mineral deposits that a company can economically and legally extract or produce. closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Deliveing on commitments From 2005/06 • Step 1 — Lift performance at Lihir Island• Step 2 — Deliver flotation plant expansion• Step 3 — Identify next step of on-island growth• Step 4 — Deliver value through diversification

Source: BMO. Lihir Island reserves as at 31 Dec 2008 include 17 million oz of probable reserves at a grade of 2.94g/t, and 4.7 million oz of proven reserves in stockpiles at a grade of 2.48 g/t

Record annual gold production Lihir Island gold production (Koz)

Delivering on commitments From 2005/06 .Step 1 — Lift performance at Lihir Island .Step 2 — Deliver flotation plant expansiaon .Step 3 — Identify next step of on-island growth .Step 4 — Deliver value through diversification

2007 expansion lifts production Lihir Island, mill throughput (000, tonnes) Direct feed mills Flotation mills •Plant expanded in 2007 •Additional milling, oxygen and flotation circuit •Lifts annual plant throughput from 4.3mt to 6-6.5mt •Increases capacity to manage sulphur throughputs and maximise gold grade to A/C •Improves plant reliability •Lifts annual production 100 koz pa

Delivering on commitments From 2005/06 • Step 1 — Lift performance at Lihir Island• Step 2 — Deliver flotation plant expansion• Step 3 — Identify next step of on-island growth• Step 4 — Deliver value through diversification

Million Ounce Plant Upgrade •Additional milling, grinding, oxygen, pressure oxidation and CIL •Lifts avg annual output by 240 kozs •Higher recoveries boost LOM production by + 1 million ozs •Scale benefits reduce unit costs •Improves operational reliability and consistency •Reduces grade sensitivity, increases certainty, reduces risk •Capex $700 million (Feb 08 $) + $160 million additional power supply •Reduces unit costs by ~$80/oz

From 2005/06 •Step 1 — Lift performance at Lihir Island •Step 2 — Deliver flotation plant expansion •Step 3 — Identify next step of on-island growth •Step 4 — Deliver value through diversification

Mt Rawdon •Open cut gold mine in operation since 2001 •M&I resource of 1.3 mozs* •Inferred resource of 200 kozs •P&P reserve of 1.09 mozs* •Average grade of ~ 1.0 g/t •Annual production of ~100 koz •Around 8 years mine life currently *2007 Reserve before depletion

Bonikro •Open cut gold mine •Commenced operations Oct 08 •Ownership 90% (10% held by govt) •M&I resource of 1.1 mozs* •Inferred resource of 300 kozs •P&P reserve of 930 kozs*, av grade 1.8 g/t •Annual production ~120 kozs •Major potential for satellite deposits *2007 Reserve before depletion

From 2005/06 •Step 1 — Lift performance at Lihir Island •Step 2 — Deliver flotation plant expansion •Step 3 Commence Million Ounce Plant Upgrade •Step 4 — Deliver value through diversification

* Excludes Ballarat.+ Source: Macquarie Bank

From 2005/06• Step 1 — Lift performance at Lihir Island • Step 2 — Deliver flotation plant expansion • Step 3 — Commence Million Ounce Plant Upgrade • Step 4 — Deliver value through diversification • Low cash cost producer

Balance sheet strengthened •Financial restructure completed in April 2007 •Hedging removed •Debt free balance sheet position created •$340 million equity raising completed in April this year underpins MOPU •Positions LGL for further growth opportunities

From 2005/06 •Step 1 — Lift performance at Lihir Island •Step 2 — Deliver flotation plant expansion •Step 3 — Commence Million Ounce Plant Upgrade •Step 4 — Deliver value through diversification •Low cash costs producer •Strong balance sheet position established

From 2005/06 •Step 1 — Lift performance at Lihir Island •Step 2 — Deliver flotation plant expansion •Step 3 — Commence Million Ounce Plant Upgrade •Step 4 — Deliver value through diversification •Low cash costs producer •Strong balance sheet position established •Corporate capability established

*See Appendix One for further details

•M&I Resources increased from 33 to 43 million ozs •Inferred Resources increased from 3.4 million to 5.5 million ozs* •Link Zone drilling •MOPU contributes to reduced cutoff grades •Minifie drilling in Phase 9 *87.3 Mt @ 1.95 gAU/t

•17 target areas •Exploration focus on establishing satellite deposits within trucking distance of Bonikro •Discovery cost ~ $15/oz •Hire pre-feasibility study commenced •Bonikro Deeps 16 hole program

Strong growth profile •Increasing gold production •Reserves upgrade planned •Total cash costs below $400/oz •Debt free, cash in the bank •Completely un-hedged Figures include 100% of Bonikro production, of which 90% is attributable to LGL

Delivering on commitments From 2005/06 •Step 1 — Lift performance at Lihir Island •Step 2 — Deliver flotation plant expansion •Step 3 — Commence Million Ounce Plant Upgrade •Step 4 — Deliver value through diversification •Low cash cost producer •Strong balance sheet position established •Corporate capability established •Exciting growth pipeline created

LGL Competent Person Statement The information in this report that relates to Exploration Results and Mineral Resources at Lihir Island and Côte d’Ivoire is based on information compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Cod e for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Note to U.S. Investors Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a SEC company can economically and legally extract or produce. LGL uses certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml. Note to Canadian Investors / NI 43 — 101 Statement Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com). Mineral Reserves and Mineral Resources included herein are presented in accordance with the JORC Code. If presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the Mineral Reserve and Mineral Resource presentation would be materially same.

West Africa Tim Fry EGM West Africa & Corporate Services

West Africa, Côte d’Ivoire and Equigold A compelling proposition •Highly prospective country •Significant gold resources under-developed, under-explored and undiscovered •CDI Government very welcoming to mining investment •Significant concessions available to encourage that investment •Equigold provided early mover status and immediate cash flow

Côte d’Ivoire — significant opportunity •Prior to conflict it was the ‘jewel’ of Africa •Considerable infrastructure, communications, road, power, water •Low cost power, hydro & gas fired •French legacy provides a functioning bureaucracy and legal framework •Access to a relatively well educated workforce •Provides an excellent base from which to grow

The real prize – the land package

Supporting a US$27M exploration program in 2009


YATELA 2.5Moz
SADIOLA 12Moz
TABAKOTO 1Moz
LOULO 4.0Moz
SABODALA 1Moz
MALI
N
SIGUIRI 5Moz
MORILA 4Moz
SYAMA 5.2Moz
TONGON 3Moz
GUINEA
SIERRA LEONE
LIBERIA
COTE D'IVOIRE
0
250km
ESSAKAN 2.0Moz
TAPARKO 1.5Moz
Niamey
BURKINA FASO
Ouagadougou
POURA 1.5Moz
YOUGA 1.0Moz
GHANA
TOGO
AHAFO 9Moz
BIBIANI 1.6Moz
BONIKRO 1.3Moz
CHIRANO 2.3Moz
AKYEM 7Moz
OBUASI 29.3Moz
TARKWA 31Moz
Abidjan
Accra
Lome
Porto-Novo
GULF OF GUINEA
Archaean
Granitoids
Birimian Greenstone belts
Post-Eburnean Anorogenic Domain
Major Mine / Deposit

Birimian Greenstone Belt		
	% of belt	+1Moz Res
Ghana	19%	83 Moz
Mali	10%	29 Moz
Guinea	11%	8 Moz
Ivory Coast	35%	7 Moz
Burkina Faso	22%	6 Moz
Senegal	3%	1 Moz
Total		**+135 Moz**

Leading landholding in Cote d'Ivoire

Exploration licences	
Bassawa	306
Bouafle	999
Brobo	642
Didiévi	491
Fetekro	378
Guitry	411
Hermankono	436
Hiré	395
Korhogo	976
Téhini East	976
Téhini West	998
Tieningoué	624
Timbé	528
TOTAL :	**8 160**

Mining licence	
Bonikro	37.0
Extension	264.2
TOTAL :	**301.2**

8,000km^2 tenements granted – 20,000km^2 total


MALI
BURKINA
FASO
GUINEE
GHANA
LIBERIA
GOLFE DE GUINEE

LGL — An experienced risk manager •Independence from France in 1960 •Three decades of peace and growth •Coup d’état in 1999 •Continual political instability resulting in an uprising in 2002 •Resulted in a divided country •Force Nouveau in the North; and •The Government in the South •Regionally brokered Ouagadougou peace agreement in 2007 — country re-unified •Democratic Elections now scheduled for 29 November 2009 •World Bank increasing funds for debt relief •Increasing foreign investment and return of expats

Excellence in sustainable development •Leverage our Lihir Island experience and solutions •Treat the local communities with fairness and respect •Focus on employment, training, health and education •Aligned with international best practice guidelines (ICMM, Equator Principles, GRI) •Leave a sustainable legacy •Achieve “Miner of Choice” status in Côte d’Ivoire

Côte d’Ivoire: a base from which to grow Regional Risk Profile •Do your own research •Building a strong political network Rapidly increasing capacity •Communications •Systems •Legal, Financial •Operational •Project Management

M&A – strategic assessment criteria

Scale • 200koz + • Or scope to attain through expansion	**Location** • Manageable Political, Operational, Security Risk • Operational Synergies available • Exploration Upside
Life • Long life +10 years • Late Stage Exploration • Feasibility or Development • Production	**Cost** • Bolt on ~ \$200M - \$700M • Bottom quartile of cash cost • Sustainable input costs • Continuous Improvement upside

West Africa: “The other half of LGL” •Painting a picture •One view of what LGL West Africa ‘could look like’ like •Indicative, aggressive, but achievable •Region highly prospective and ripe for consolidation •Leverage satellite potential to expand operations and drive down unit cost •Utilise strong cash flow balance sheet to grow through targeted acquisition •Demonstrate discipline in target selection and acquisition •Capitalise on additional exploration upside to accelerate resource growth •Leverage operational strength to optimise production

Questions

Peter Smith EGM Operations West Africa & Australia

Bonikro mine Regional Geology

Bonikro mine Generalised Flitch Plan 30m below original surface

Operating flow sheet

Successful mining ramp-up Good progress in developing •Mine Planning •Supervision •Mine Drainage and Dewatering •Haul road management •Operator Training Early gold production supported by ROM stocks

Achieving name plate capacity 2009 June YTD •1.1M tonnes treated •Mainly oxide ore treated at 3 oxide : 1 primary ore •Transitioning to Primary Ore and secondary crushing Q3 •Early resource reconciliation slightly positive

Gold production ahead of plan Half year production 2009 = 84 kozs Full year 2009 Forecast 130koz — 160koz

Excellent gold recovery Overall recovery 96.7% Gravity gold recovery 33%

Cost breakdown Gross aggregate costs 1H 09 — $31.1M Total cash cost — $381/oz

Mining — typical cost profile

Processing — typical cost profile

Capital expenditure 1H09 Capex = $16M 2009 Capital Forecast = $31M Main Capital items for 2009: •Replacement of start-up hire equipment •Loader •Village re-settlement •Drill Rigs •Dozers •Workshop

Safety performance tracking well LTILTIFRTRIFRYTD Actual22.673.992009 Ceiling21.4510.20 •Safety systems and processes developing well •Education of CDI workforce and integration with local culture essential to success •People are eager to learn and welcoming of expat leadership •Local Leaders stepping up to the mark

Local community critical to success •Building trust through open and honest communications coupled with effective assistance programs such as ; -Water quality -Malaria management -Waste Collection -Village relocation and new cropping lands -Provision of agricultural equipment Aiming for a sustainable and positive impact to the social fabric of our local communities and Cote d’Ivoire as a whole.

Summary Bonikro Mine has enjoyed a good early start to operations -Safety programs have been well introduced -Community relations are stable and improving -Cultural integration of mining operation effective -Mine performance improved — now achieving expectations -Plant performing at design -Gold recovery very good A great platform to take the business in CDI forward

Bonikro – An Integrated Mine Strategy Peter Smith, EGM Operations West Africa & Australia Roy Kidd, Principal Geologist

Bonikro – an integrated strategy Central processing facility supplied by a range of open cut satellite resources. Phase one — Bonikro mine plus – Hiré satellite resources – Bonikro Deeps Phase two – Oumé resources – Greater regional options Future underground potential

Bonikro Deeps Target Mafics Measured and Indicated Resource Inferred Resource Felsic Intrusion Bonikro Design Pit (USD 400/oz) M&I Resource Optimised Shell (USD 700/oz Total Resource Optimised Shell (USD 700/oz

Satellite targets – Hiré Ditul a

Hiré resources Identified Mineral Resources at August 2009 (1) Average Resource Contained Deposit Tonnes kt grade Category ounces kozs (2) (Au g/t) Akissi So Indicated 3,245 3.4 352 Inferred 512 3.1 50 Assondji So Indicated 797 3.5 90 Inferred 219 3.2 22 Agbalé Inferred 1,324 2.7 115 Chappelle Inferred 3,636 2.2 263 Total Resources Indicated 4,042 3.4 442 Inferred 5,691 2.5 450 (1) Cut-off grade 0.5 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies (2) The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves

Hiré resources Significant Resource Increase from December 2008 257% increase to JORC compliant Indicated Resources 90% increase to JORC Compliant Inferred Resources All major mineralised zones remain open at depth and along strike

Hiré – Akissi-So satellite resource A B

Hiré – Akissi-So satellite resource A B 11m @ 5.1gAu/t 6m @ 6.4gAu/t 6m @ 8.2gAu/t

Hiré – Akissi-So satellite resource A B

Hiré – Akissi-So satellite resource A B 5m @ 5.2gAu/t

Hiré – Akissi-So satellite resource

Hiré — advanced satellite zones Ditula

Chappelle satellite resource Hole ID From To Interval Au ppm HRC499 43 70 27 4.52 HRC502 5 16 11 7.16 HRC506 64 84 20 2.15 HRC514 78 100 22 3.89 HRC552 77 105 28 2.91 HRD485 97.8 161 63.2 6.56 HRC860 15 57 42 5.47 HRC860 136 164 28 8.15

Assondji-So satellite resource Hole ID From To Interval Au ppm HRC771 95 102 7 8.20 HRC772 147 151 4 11.57 HDD387 50 67 17 10.50 HRC765 26 38 12 2.82 HRC773 136 143 8 12.59

Chappelle South satellite target Hole ID From To Interval Au ppm HRC896 1 15 14 5.46 HRC902 30 38 8 1.15

Ditula satellite target Hole ID From To Interval Au ppm HRC906 42 49 7 5.54 HRC906 52 62 10 1.24 HRC906 83 97 14 3.22 HRC907 10 22 12 3.56 HRC910 34 37 3 8.07 HRC918 28 34 6 17.29 HRC930 86 100 14 1.18 Ditula

Satellite targets – Oumé

Oumé Dougbafla North 15km from Bonikro Dougbafla Large soil anomaly West Dougbafla East Five prospect areas –prime targets Dougbafla Central Dougbafla South

Oumé resources Identified Mineral Resources at August 2009 (1) Average Resource Contained Deposit Tonnes kt grade Category ounces kozs (2) (Au g/t) Dougbafla East Indicated 5,148 1.3 217 Inferred 407 1.2 15 (1) Cut-off grade 0.5 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies (2) The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves

Dougbafla East

Oumé

Oumé – IP geophysics

Bonikro resources increased M&I Resources (kozs) Oumé 1706 Deposits 1399 1170 217 koz Indicated 1050 15 koz Inferred Hiré Deposits 442 koz indicated 450 koz inferred Jun 07 Jun 08 Dec 08 Aug 08 Inferred Resources (kozs) Bonikro 1.05 moz M&I 318 koz inferred Jun 07 Jun 08 Dec 08 Aug 08 See full information in Appendix Two

Hiré project technical considerations Possible ore processing plant expansion Mine resource optimisation Mining equipment selection Integrating with current Bonikro operations Haulroad design and construction(12 km) Relocation of key infrastructure Tailings storage facility capacity

Social and Environmental Impact Critical element of feasibility studies Mines close to Hire townships LGL Member of the ICMM -Studies support stringent guidelines Current SD programs highly critical to LGL credibility Community development programs developed on a Tri-sector Partnership (Local community, Government, LGL)

Hiré feed to the Bonikro mill Commissioning Timing 2011 Q1 2012 Operations Timing – Q1 in 2012 for approx 5 years with current predicted planning resources

Questions

Côte d’Ivoire Regional Exploration Roy Kidd, Principal Geologist

Leading landholding in Côte d'Ivoire

LGL

Exploration licences	
Bassawa	306
Bouafle	999
Brobo	642
Didiévi	491
Fetekro	378
Guitry	411
Hermankono	436
Hiré	395
Korhogo	976
Téhini East	976
Téhini West	998
Tieningoué	624
Timbé	528
TOTAL :	**8 160**

Mining licence	
Bonikro	37.0
Extension	264.2
TOTAL :	**301.2**

8,000km^2 tenements granted – 20,000km^2 total


MALI
BURKINA FASO
GUINEE
GHANA
LIBERIA
GOLFE DE GUINEE

Didiévi 9 prospect areas identified by soil sampling One major target : Blaffo-Guetto

Didiévi – Blaffo Guetto Strong soil anomaly First Pass RC drilling: 10,306m (124 holes) Very good gold intersections Mineralisation identified over 1.8 km strike with cumulate thickness of +/-20m Existing medium voltage power line to immediate south of mineralisation

Bassawa

Bassawa — Bobosso Strong soil anomaly 20,000m RC drilling programme ongoing Hole ID From To Width Au BRC004 29 47 18 1.79 BRC039 62 78 16 1.32 BRC047 12 44 32 1.93 BRC053 0 2 2 29.7 BRC076 6 30 24 1.12 BRC083 48 53 5 20.64 BRC085 59 72 13 2.29 BRC135 26 34 8 2.72 Distinctive chargeability anomalies

Guitry

Guitry – Geochem & Geology

Téhini West Regional soil sampling (11,156 samples) Two main anomalous areas Infill soil sampling now completed (14,083 samples) 9 strong anomalies ranging between 1 km to 4 km long

Fetekro

Fetekro First pass soil sampling completed Results confirm significant soil anomalies delineated by previous licence holder Infill soil sampling is underway

Questions

Mount Rawdon Peter Smith, EGM Operations West Africa & Australia

Presentation outline Site overview Geology and Exploration Mining Processing Safety, Environment & Community

Key milestones 1946 – Alluvial gold discovered 1981 – Placer – first resource estimate 1999 – Equigold purchase 2000 – Construction 2001 – First gold pour 2003 – Upgrade from 2.2 Mt pa to 3.45 Mt pa 2008 – Merger (Equigold / LGL) 2009 – 25 tonnes gold poured

Mine geology

Generalised cross section

Relatively simple 1g/t ore body Massive homogenous orebody Relatively simple mining & grade control Pit re-optimization currently underway – Lower cut off grade – Higher NPV

Mining – key focus Pit optimization Grade Control program Blast design and fragmentation Load and Haul contract fleet Tailings lift in 2010

Increasing total mine production Mine production (tonnes,000) 1H09 – 5.3 Mt 2009F – 11.0 Mt 2010F – 16.0 Mt

Typical mining cost profile

Conventional process plant Cyanide leach & CIL recovery Commissioned in 2001 4th generation of this design Capacity upgrade 2003 (3.45 Mt pa) Opportunities for incremental de-bottlenecking

Simple flow sheet

Processing performance Consistent throughput with potential for increases

Processing performance Key value drivers Tonnes milled Feed grade Production 2009F 90 - 100koz 2010F 80 – 90Koz

Improving gold recovery

Typical processing cost profile

Overall cost breakdown Gross aggregate costs 1H 09 — $21.9M Total cash cost - $367/oz

Safety performance – TRIFR In-line with industry but continuing focus on improvement * Queensland — Surface metalliferous mines (2007/2008)

Strong community support Community consultations Local employment Significant contribution to local economy Community event participation Financial assistance

Summary Relatively simple mine and process plant Proves what can be done with a low grade orebody Excellent can-do culture Good Community relations Remaining mine life of around 8 years with current reserves

Questions

Lihir Island Operations Noel Foley, EGM Lihir Island

Site overview Airport Town Mine Port Process Plant

History of project 1982 – Exploration & development 1983 – Gold mineralisation identified 1995 – Lihir Gold Limited incorporated 1997 – Production commenced 2005 – Move to independent management of LGL 2007 – Flotation circuit commissioned 2008 – Million Ounce Plant Upgrade approved

Record gold production (Kozs)

Low cost operation Lihir Island (US$/oz) Industry average Cash costs Mar Qtr 09 $437/oz

Cost breakdown Lihir Island (US$/oz) Variable Fixed Total $193 million G&A Power Processing Mining H1 2009 Cost Base

2. Geology & Exploration Roy Kidd, Principal Geologist

Lihir geology


Londolovit
Block
Huniho
Volcano
Wurtol
Block
Ladolam
Luise
Volcano
Kinami
Volcano

- Comprised of the remnants of five Miocene-Quaternary volcanic edifices.
- Composed of Si-undersaturated alkaline to intermediate - mafic trachybasalts and associated volcaniclastics
- Huniho, Kinami and Luise volcanoes all had seaward directed sector collapses.
- Luise is the youngest volcano (~1Ma) and was comprised of alkali basalt & trachy-basaltic vesicular flows, and abundant blocky to sandy pyroclastic breccias and tuffs.
- Stocks of alkaline monzonite were intruded into the base of Luise volcano, at least up to sea level, between 0.9-0.4 Ma.

Model for gold deposition Clay alteration: poor permeability, limited fluid mixing Brecciated contact: High permeability, strong fluid mixing: Best grade & thickness where feeder structure and contact meet Competent rock: no permeability, fluid flow in fractures only — Listric faults developed during sector collapse — These faults acted as conduits for fluid flow — Each feeder zone has a potential of 1.5- 3Moz if located within permeable units. — Spacing between feeders is 150-250m

Lihir orebody – plan view

Link zone In late 2007 drilling commenced in the “Link” zone 18,675m of drilling completed by end of 2008. Results included for the first time in Aug 2009 resource estimate

2009 grade domains Minifie Deeps Link Domains

Resources increased

Mining Noel Foley, EGM Lihir Island

Mining cycle Drill and Blast Barge (waste) Load and Haul Process Plant Stockpile (ore)

Mining production rising (Material Movements, kt)

Mining cost profile Unit Cost $ 2.50/t to $3.00/t Annual Cost ~ $150m to $180m

Three main pits

Lihir — 21.8 Moz Reserve Reserves to be updated in 2009 following 10MOz resource increase announced August 2009

Mining focus Transition from Lienetz to Kapit Commence Kapit development Stockpile relocation Technical considerations –(depressurisation, dewatering, coffer dam)

Processing Alasdair Noble, Manager Process Operations

Processing history & background Process Plant commissioned 1997 (capacity 2.8 Mt pa) Elevated cut off grade strategy – High grade ore processed – Lower grade ore stockpiled Original plant design allowed for expansion

Processing history & background Gold is locked within pyrite – Direct cyanidation — only 30% gold recovered – Greater than 90% contained pyrite needs to be oxidised Sherritt-Gordon whole ore pressure oxidation technology – High temperature, high pressure process with addition of pure oxygen - 205°C, 2650 kPa – Exothermic reaction (generates heat) – Pyrite oxidises to ferrous sulphate

Processing history & background Flotation circuit commissioned 2007 Allows processing of lower sulphur grade ore Ability to target optimum sulphur grades for autoclaves Additional milling capacity Improved operational flexibility

Processing flow sheet

Operational improvement Focus on two areas: Removing Constraints – Maximising utilisation of high capital items –Autoclaves and Oxygen Plants – Crushing Capacity / Pebble Crushers / CIL / Elution Optimising Autoclaves – Blending strategies – Heat recovery – Quench capacity

Crusher throughputs rising (Monthly, tonnes)

Autoclave throughputs rising (Tonnes/op hr/autoclave)

Impact of improvements and flotation Gold Production & Grade Gold Production (kozs) Mill Feed Grade (g/t) AC Feed Grade (g/t)

Processing cost profile 6Mt ore milled pa Unit Cost $ 10/t to $13/t Annual Cost ~ $60m to $80m

Cost improvement Cost Control – example lime 3rd stage of CCD thickening Improved control Formal continuous improvement project Significant savings realised Expand focus to other reagents

Cost saving initiatives

Geothermal power Geothermally Active Electricity for Lihir Operations Steam Wells Separators Silencers Steam Power station (steam turbines & cooling tower)

Processing summary Operational and efficiency gains being realised Flotation fully operational and adding value Geothermal Power - continues to benefit processing cost MOPU – will increase production, flexibility and redundancy

Safety, Environment & Community Noel Foley, EGM Lihir Island

Excellent safety record (Lost Time Injuries) 400 days LTI free on 28 July 2009

Environment & Community Community Build trust by delivering on commitments Proactively work with community to meet their goals Lihir Sustainable Development Plan Align interests where possible Environment Environmental impacts closely monitored No serious environmental incidents in more than 3 years

Questions

Million Ounce Plant Upgrade Graham Folland, EGM Corporate Development

Presentation overview • Why upgrade the Lihir operation? • Scope of MOPU • Key Plant Infrastructure • Power Supply • Capital Cost • Design and Construction Strategy • Schedule • Economics

Why upgrade the Lihir operation? Feasibility study rationale: • Processing capacity better match to mining rate • Increase gold recovery — 77% to 82% • Increase total gold production by 1Moz • Unit cost reduction by ~$80/oz • Increase NPV • Improve key processing and infrastructure utilisation • Significantly reduce low grade ore stockpiling • Reduce grade variability impacts

Why upgrade? Existing plant throughput

Why upgrade? Existing plant throughput

Why upgrade? Existing plant throughput

Why upgrade? Matching processing to mining

Why upgrade? Matching processing to mining

Plant upgrade feasibility concepts • Reduce production cost $80/oz approx. over project life • Reduce cut off grade — better resource utilisation • Less sensitive to lower gold price • Improved process plant operational flexibility • Infrastructure redundancy — more consistent performance • Existing process plant and infrastructure reliability issues • Design philosophy — Return A/C and Leach to original process design parameters — Install quality equipment designed for long life, low operating cost — Upgrade existing infrastructure to meet requirements

Million Ounce Plant Upgrade

Processing facility

Key plant infrastructure Additional key plant infrastructure includes: • Crusher and conveyers • SAG and Ball grinding mills — 5 Mtpa • Pre-oxidation storage tankage • Oxygen plant • Autoclave - double capacity of existing • Carbon in leach circuit — duplication of existing • Grind / wash thickeners • Tailings outfall line — duplication of existing • Wharf • Water supply • Power supply

HFO / Geothermal power • Current av power demand 76 MW • Future av power demand 126 MW • Maximum demand 141 MW — 24 MW maintenance — 10 MW spinning reserve • Total required capacity 175 MW • Current installed capacity — HFO — 75 MW — Geothermal — 56 MW • Interim Power Station Supply requirement 70 MW

Geothermal steam status • Geothermal steam exploration ongoing • Limited drilling in area of significant potential to the north • New deep drilling rig due on site by year end • Well drilling programme over next several years to replace Leinetz • Geothermal cost including well development costs ~ $40 — $85/MWHr

Indicative power costs • YTD HFO power operating cost ~ $120/MWHr • YTD Geothermal power operating cost ~ $ 9/MWHr • Total YTD power operating cost ~ $64/MWHr Interim Power Station Capital Cost US $ M Directs $106 Indirects $ 41 Total $147 Contingency $ 12 Project Total $ 159

Capital cost — current status Total Project to date — $210M Committed

Design and construction strategy • Design, engineering and construction managed by LGL • Design split into several packages • Construction packages to local and international contractors • Experienced construction employees and contractors • Currently over 100 employees

Schedule • Design /engineering complete Q1, 2010 • Long lead time items ordered • Early start construction activities — Groundworks and relocation activities — now — Wharf improvements and RORO — Q1 2010 — Carbon in Leach circuit and Pre-Oxidation tankage — Q4 2010 — Water supply — Q4 2010 — Crushing / conveying circuit — Q1 2011 — Tailings system — Q1 2011 — Power — Q2 2011 · Overall MOPU commissioning end 2011

Relocation construction

Illustrative economics. LOM cost reduction >$80/oz Pre — MOPU (2008) Post MOPU — LOM Production koz 770 1020 A/C t’put Mt/a 4.8 8.1 Mining cost $ M $ 173 $ 173 Processing cost $ M Fixed 40% $ 34 Fixed 33% $ 42 Variable 60% $ 50 Variable 66% $ 85 $ 84 $ 127 Power $ M 75MW $ 46 126MW $ 67 G&A $ M $ 118 $ 118 Gross Costs $ 421 $ 485 Future Savings — MOPU 3% ($ 15) Gross $ /oz $ 545 $ 461 MOPU Reduction ($ 84/oz)

Conclusion • MOPU increases gold production by average 240koz/a • Reduces costs by $80/oz • Gold recovery increased by 5% • Increases gold recovered by 1Moz • Reserves and mine life increased • Design well underway • Procurement in full swing • Construction commenced • Early delivery items will improve recovery / reliability • On budget and schedule

Questions

Finance Phil Baker Chief Financial Officer

Renewal and growth • Financially re-shaped • Strong cashflow & profitability • Funding and capital investments • Capital management & structure • Outlook • Accounting & tax

Financially re-shaped • To early 2007: • project finance — financially constrained • extensive gold hedging (1.4m oz from $307 — $449 /oz) • massive reinvestment required but poor cashflows • Today: • no hedging, higher gold price & production — massively increased cashflows & underlying profitability • no fall-out from GFC • very strong balance sheet • corporate bank debt facilities • financial flexibility

Record gold production and revenues (Total revenue, US$m)

and record profits (Mine EBITDA, US$m)

Gold sales boosts mine EBITDA

Record underlying profit (US$m) Net profit after tax, excluding non-cash hedging losses and non-recurring items

Higher margins and sales (US$/oz) Cash price realised Costs deferred Total cash cost/oz Cash margin Numbers for periods prior to H108 are for Lihir Island only

...means increased cashflows ($ USm)

Operating cashflow sensitivities Cash impact Variation (US$m) Gold price $10/oz 10 — 12 A$ 1 US cent 2.5 — 3 PGK 1 US cent 2.5 Oil price $10/bbl 8

Most sensitive to gold price changes

Capex funded by cashflow in 2009 ($ USm) Actual H1 2009 Forecast FY 2009

Capex to be higher in 2010 ($ USm)

Capital management Strong balance sheet: — no debt cash $489m at 30 June 2009 — no gold hedging — standby bank debt facilities — improving credit Capital investment programs — cash & cashflows to fund MOPU project — MOPU project to be well advanced by 1H/2010 Dividends: — as advised in March institutional placement, consider dividends, share buy-back or capital redemption then

Capital structure — aligned to corporate strategy — transitioned from project debt to unsecured corporate bank debt in 2008 • financial flexibility, minimum covenants, no gold hedging — corporate strategy is enhancing LGL credit — enhanced credit rating core long-term debt funding — aim to maintain relatively low leverage • borrowing capacity (D/D+E) : at 15% gearing = $550m • some debt provides financial discipline

Bank debt facilities — Standby committed bank debt facilities — $250m lines of credit as at 30 June 2009: • pricing fall-out of GFC • $50m to be relinquished (12 month term) by Sept 2009 • $27.5m for next 12 months + $172.5m for 2 years — additional / replacement stand-by bank debt lines will be considered — “come & go” facilities / revolver to be retained

Outlook : Lihir Operations Gross cash operating costs — 1H / 09: $ 193m (actual) — 2010: $400m (estimated) Deferred costs / inventory changes — cash: $100m pa (= $125/oz @ 800k oz pa) — deferrals decline from MOPU start-up — finally “cross-over” : non-cash charges brought back from B/S D&A — 1H/09: $41m (actual) — 2009: $100m — 2010: $120m Note: asset life review in 2H/09 in conjunction with update of mine reserves

Outlook : Bonikro & Cd’I exploration Gross cash operating costs – 1H/09: $31m– 2010 estimated: $55m Deferred costs / inventory changes – cash 2009 est: $5m 2010 est: $8m Exploration — capitalised: $20m pa currently (success-driven) – expensed: $10m (“greenfields”) – same for 2010 D&A — $400/oz incl. minesite & acquisition cost

Outlook : Mt Rawdon Gross cash operating costs – 1H/09 actual: $22m – 2009 estimate: $50m – 2010 estimate: $56m Deferred costs / inventory changes – 2009 estimate: $8m – 2010 estimate: $12m D&A — A$320/oz including minesite & acquisition cost

Finance — strategic focus Low cost, high margin operations Increasing production and cashflows Focused organic growth — long-life assets Strong balance sheet no debt, no hedging Geographic / cashflow diversity – improved credit Flexible, unsecured standby corporate bank lines MOPU investment funded = cash + cashflow + standby debt facilities Maintain financial discipline & flexibility

Renewal and growth • Financially re-shaped • Strong cashflow & profitability • Funding and capital investments • Capital management & structure • Outlook • Accounting & tax

Deferred waste / stockpile accounting Waste / stockpiled ore valued conservatively – past “impairment” issues – ore in balance sheet @ lower of cost or NRV – “cost” — no G&A apportioned to waste removal (therefore costs lower than otherwise) – waste costs not deferred / recaptured from B/S are apportioned between HG ore and EG ore on basis of contained gold (not tonnes) – more cost to HG ore Costs are skewed towards HG ore – aim is to process, not stockpile, HG ore – therefore costs are expensed sooner (and reported profit is reduced)

Ballarat impairment • Charge against earnings 1H/2009: Impairment expense before tax : $546m (incl. goodwill $31m) Tax : $137m Impairment after tax : $409m (incl. goodwill $31m) • Net assets written down to zero carrying value as at 31 May 2009. • Tangible assets ($6m) and net working capital (-$6m) • Effective tax rate (25%) and tax benefit lower < 30% due to — non-deductibility of goodwill written off ($9m) — non-recognition of some tax losses / benefit ($18m) • Mt Rawdon income sheltered for tax

Accounting for Ballarat •$ 16m in FCTR : charge to P&L as realised exchange loss when Ballarat assets relinquished (not before). • 5 months to 31 May 2009 : in operations : mine EBITDA : $16m loss : mine gross profit : $18m loss before tax • Post impairment : all outlays & revenue to P&L : assets & liabilities “held for sale” & “current” • Sale consideration > $6m would reduce / partially reverse the impairment charge. • Recoverability of resulting tax losses to be tested each balance date. • From 1 July 2009: Ballarat to be reported as “discontinuing” operation, and prior periods to be restated to report Ballarat as discontinuing (since acquisition).

Tax When will the company start to pay tax? – PNG: tax losses approx. US$505m end of 2008 – Cd’I: tax holiday for 5 years from Oct 2008 – Aust: tax losses approx. A$186 end of 2008 + Ballarat losses – Ballarat losses can be used to offset profits from Mt Rawdon How to calculate tax expense – prima facie tax expense is 30% of profit before tax – some costs incurred are never deductible (e.g. super payments by Lihir Ops to Australian funds) – Cd’I tax holiday (but high D&A constrains profits) – actual tax expense therefore slightly higher than 30%

Questions

LGL – Summary and Outlook Mt Rawdon, Queensland Côte d’Ivoire exploration Lihir Island, PNG Bonikro, Côte d’Ivoire Arthur Hood CEO and Managing Director

Delivered on commitments From 2005/06 • Step 1 – Lift performance at Lihir Island • Step 2 – Deliver flotation plant expansion • Step 3 – Commence Million Ounce Plant Upgrade • Step 4 Deliver value through diversification • Low cash cost producer • Strong balance sheet position established · Corporate capability established • Exciting growth pipeline created

Operating excellence Lihir Island gold production (Koz)

Globally competitive cash costs

Drives strong cashflow (US$m)

Diversification benefits

Growth opportunities – Lihir Island Million Ounce Plant Upgrade • Additional milling, grinding, oxygen, pressure oxidation and CIL • Lifts avg annual output by 240 kozs • Higher recoveries boost LOM production by + 1 million ozs • Scale benefits reduce unit costs • Improves operational reliability and consistency • Reduces grade sensitivity, increases certainty, reduces risk • Capex $700 million (Feb 08 $) + $160 million additional power supply • Reduces unit costs by ~$80/oz

Growing world class resource base

Increasing Bonikro resources Oumé Deposits 217 koz Indicated 15 koz Inferred Hiré Deposits 442 koz indicated 450 koz inferred Bonikro 1.05 moz M&I 318 koz inferred

Regional exploration opportunities • 17 target areas • Exploration focus on establishing satellite deposits within trucking distance of Bonikro • Discovery cost ~ $15/oz • Hire pre-feasibility study commenced • Bonikro Deeps 16 hole program

Strong growth profile • Increasing gold production • Growing reserve base • Total cash costs below $400/oz • Un-hedged and cash in the bank • Optimisation and targeted M&A Figures include 100% of Bonikro production, of which 90% is attributable to LGL

Relative valuation appealing Market Capitalisation / Reserves (USD/Oz)

Relative valuation appealing Market Capitalisation / M&I Resources (USD/Oz)

Relative valuation appealing Market Capitalisation / 2010 Production (USD M)

www.LGLgold.com LGL Competent Person Statement The information in this report that relates to Exploration Results and Mineral Resources at Lihir Island and Côte d’Ivoire is based on information compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Note to U.S. Investors Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a SEC company can economically and legally extract or produce. LGL uses certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml. Note to Canadian Investors / NI 43 – 101 Statement Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com). Mineral Reserves and Mineral Resources included herein are presented in accordance with the JORC Code. If presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the Mineral Reserve and Mineral Resource presentation would be materially same.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: September 4, 2009